Announcement to the Market

Disclosure of results for the fourth quarter and from January to December of 2014, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for period of 2014 are available at our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec 31,2014			Dec 31,2013
Total Assets	1,208,702	(81,499)	1,127,203	1,105,721	(78,424)	1,027,297
Cash and Cash Equivalents Reserve Requirements Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives 3	610,142	(36,883)	573,259	550,837	(25,797)	525,040
Loan Operations	451,760	671	452,431	412,235	(533)	411,702
(-) Allowance for Loan Losses 4	(26,948)	4,556	(22,392)	(26,371)	4,136	(22,235)
Other Financial Assets 5	96,761	(43,112)	53,649	94,183	(46,591)	47,592
Tax Assets 6	42,890	(7,647)	35,243	44,750	(10,008)	34,742
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible	34,097	916	35,013	30,087	369	30,456
Assets, Assets Held for Sale and Other Assets	-	-	-	-	-	-

Current Liabilities and Long Term Liabilities	1,110,439	(83,853)	1,026,586	1,022,794	(79,689)	943,105
Deposits	294,773	-	294,773	274,383	-	274,383
Deposits Received Under Securities Repurchase Agreements 3	325,013	(36,330)	288,683	292,179	(25,497)	266,682
Financial Liabilities Held for Trading, Derivatives,	212,826	872	213,698	194,238	969	195,207
Interbank and Institutional funding	114,540	(43,048)	71,492	107,329	(46,055)	61,274
Other Financial Liabilities 5	112,675	113	112,788	102,055	-	102,055
Reserves for Insurance, Private Pension and Capitalization	40,765	(78)	40,687	40,263	(553)	39,710
Provisions and Other Liabilities	9,847	(5,382)	4,465	12,347	(8,553)	3,794
Tax Liabilities 6	-	-	-	-	-	-

Total Stockholders’ Equity	98,262	2,354	100,617	82,927	1,265	84,192
Non-controlling interests	2,415	(1,058)	1,357	1,903	(934)	969
Controlling Stockholders’ Equity 7	95,848	3,412	99,260	81,024	2,199	83,223
1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$ million
Adjustments	Equity	Result
	Dec 31,2014	4thQ/14	3rdQ/14	4thQ/13	jan-dec/14	jan-dec/13
BRGAAP - Values Attributable to Controlling Stockholders	95,848	5,520	5,404	4,646	20,242	15,696
(a) Allowance for Loan Losses	2,743	712	364	274	1,006	568
(b) Adjustment to market value of shares and quotas	57	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	475	(4)	(4)	(7)	(15)	(26)
(d) Conversion of subsidiaries and unconsolidated companies abroad	-	-	-	(30)	-	(6)
(e) Effective interest rate	(133)	24	13	11	64	100
(f) Other adjustments	271	93	116	16	257	92
IFRS - Values Attributable to Controlling Stockholders	99,260	6,345	5,893	4,910	21,555	16,424
IFRS - Values Attributable to Minority Stockholders	1,357	88	91	38	306	98
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	100,617	6,433	5,984	4,948	21,861	16,522

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS(IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.
(b) On IFRS(IAS39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) On the IFRS(IAS21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period. On BRGAAP, until 2013 the exchange variation of investments abroad (other than the Functional Currency Dollar) exchange rate variation and hedges of such investments transiting through the income statement. From 2014 these exchange rate variations have been recorded directly in equity, thus there was no more difference in treatment between BRGAAP and IFRS.
(e) On the IFRS(IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements from January to December of 2014.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.
R$ million
Recurring Result	4thQ/14			3rdQ/14			jan-dec/14			jan-dec/13
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	5,520	6,345	825	5,404	5,893	489	20,242	21,555	1,313	15,696	16,424	728
Exclusion of the Non-Recurring Events Net of Tax Effects	140	(586)	(726)	54	15	(38)	377	(472)	(849)	140	140	-
Realization of Assets and Impairment	9	4	(5)	-	-	-	9	4	(5)	239	239	-
Goodwill Amortization	54	-	(54)	38	-	(38)	177	-	(177)	-	-	-
Program of Payment or Installment	62	62	-	(37)	(37)	-	25	25	-	(508)	(508)	-
IRB - Change in criteria to recognize our investment in IRB Brasil Resseguros S.A.	-	-	-	-	-	-	-	-	-	(131)	(131)	-
Porto Seguro - Efect of favorable decision on Supreme Court about COFINS incidence	-	-	-	-	-	-	-	-	-	(272)	(272)	-
Provisions - Civil Lawsuits	38	38	-	15	15	-	126	126	-	754	754	-
Cofins / Allowance for losses on tax loss - Porto Seguro	-	-	-	-	-	-	60	60	-	-	-	-
Favorable decisions on the thesis enlargment of the calculation basis of PIS/COFINS IRB	(28)	(28)	-	-	-	-	(62)	(62)	-	-	-	-
Allowance for loan losses - Credicard (1)	-	-	-	37	37	-	37	37	-	-	-	-
Supplement provision for loan losses (2)	668	-	(668)	-	-	-	668	-	(668)	-	-	-
Disposal of big risks insurance operation	(736)	(736)	-	-	-	-	(736)	(736)	-	-	-	-
Improving labor claims provisioning model	74	74	-	-	-	-	74	74	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	58	58	-
Recurring Result - Attributable to Controlling Stockholders	5,660	5,759	98	5,457	5,908	451	20,619	21,083	464	15,836	16,564	728
(1) Adjustement of the criteria for the recognition of allowances for loan losses arising from the acquisition of Credicard.
(2) Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the Nacional Monetary Council, in view of a lower economic growth scenario that could affect specific sectors

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, February 3, 2015.
Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.